Exhibit 99.14

Code of Ethics

NexGen’s Commitment

REPUTATION AND VALUES

The reputation of NexGen Energy Ltd. (the “Corporation”) and all its affiliated entities, other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, “NexGen”) is one of its most important assets. The Corporation’s reputation is built through the conduct of directors, officers, employees, consultants, contractors, and agents (collectively, “Personnel”) in the dealings on behalf of NexGen. NexGen expects its reputation to be beyond reproach, and one that all stakeholders can be proud of. NexGen’s reputation is built on the following core values and beliefs:

1.	Honesty - Transparent and clear with self and others; open to giving and receiving feedback;

2.	Resilience – Agile and entrepreneurial – nimble with the structure to pivot. NexGen is committed to the long-term;

3.	Respect – Treat others in the way we want to be treated and without judgement;

4.	Accountability – Clear in our expectations, open, we have ownership of our work and execute with excellence.

NEXGEN’S CODE OF ETHICS (the “Code”)

NexGen expects and requires its Personnel to:

●	Behave honestly and ethically.

●	Act with integrity.

●	When acting on behalf of NexGen, afford those with whom you encounter respect and courtesy.

●	Maintain confidentiality, where required, to ensure the protection of corporate, personal and third party information.

●	Take responsible steps to avoid any conflicts of interest, either real or perceived.

●	Behave in ways which uphold and reflect NexGen’s values.

●	Never use one’s power or status in an effort to gain undue benefit or advantage over others.

●	Respectful in every way with communities and the environment.

●	Always comply with the law and relevant rules and regulations.

COMPLIANCE WITH THE CODE

The Code reflects NexGen’s commitment to the highest standards of governance and ethics. As such, Personnel are required to:

●	comply with the Code;

●	assist and co-operate with audits and investigations related to the Code and other polices of the Corporation; and

●	promptly report violations of the code.

The Code is designed to foster a consistent and high standard of ethical behavior by NexGen’s Personnel and is NexGen’s guide in its relationships with internal and external parties. All Personnel are expected to conduct themselves by, and be familiar with, the Code. Any violation of the Code can result in disciplinary action, including dismissal. It is the Corporation’s responsibility to ensure that any individuals who report violations of this Code are treated fairly and with respect.

SOME EXAMPLES OF THE APPLICATION OF OUR CODE OF ETHICS: CONFLICTS OF INTEREST

Our Responsibilities

Personnel may experience situations during the course of their employment that represent a conflict of interest. A conflict of interest exists whenever individual interests interfere or conflict (or even appear to interfere or conflict) with the interests of NexGen in a way that may adversely influence Personnel’s objectivity, ability to perform NexGen work effectively, or the exercise of sound, ethical business judgment. Conflicts of interest can also arise when Personnel, or a member of his or her family, receive improper personal benefits as a result of his or her position at NexGen. No Personnel should improperly benefit, directly or indirectly, from his or her status as Personnel of NexGen, or from any decision or action by NexGen where he or she is in a position to influence.

By way of example, a conflict of interest may arise if any Personnel:

●	has a material personal interest in a transaction or agreement involving NexGen;

●	accepts a loan, or a guarantee of an obligation, from NexGen;

●

accepts a gift, service, payment or other benefit (other than a nominal gift) from a competitor, supplier or customer of NexGen, or any person, entity or organization with which NexGen does business or seeks or expects to do business;

●

lends to, borrows from, or has a material interest in a competitor, supplier or customer of NexGen, or any entity or organization with which NexGen does business or seeks or expects to do business (other than routine investments in publicly traded companies or borrowing from financial institutions);

●	knowingly competes with NexGen or diverts a business opportunity from NexGen;

●

serves as an officer, director, employee, consultant or in any management capacity in an entity or organization with which NexGen does business or seeks or expects to do business (other than routine business involving immaterial amounts, in which the individual has no decision- making or other role);

●	has a material interest in an entity or organization with which NexGen does business or seeks or expects to do business; or

●	participates in a venture in which NexGen has expressed an interest.

Personnel are expected to use common sense and good judgment in deciding whether a potential conflict of interest may exist. In the event of a potential conflict of interest, Personnel should notify the Corporation and clear any potential conflicts in writing.

GIFTS, BENEFITS AND ENTERTAINMENT

Our Responsibilities

Personnel at NexGen are expected to act responsibly and with integrity when making a decision on whether to accept the offer of a gift, benefit or entertainment. Gifts should not be accepted if they could be reasonably considered to be extravagant for an individual in the position of the recipient, and Personnel must avoid the appearance and the act of improperly influencing business relationships with the organizations or individuals with whom they deal. If there is any doubt in a Personnel’s mind about any gift, the Personnel should discuss it with his or her supervisor.

Personnel shall not furnish, on behalf of NexGen, expensive gifts or provide excessive benefits to other persons. The direct or indirect use of NexGen’s funds, goods or services as contributions to political parties, campaigns or candidates of election to any level of government requires approval of a senior executive officer of the Corporation.

HONESTY, INTEGRITY AND THE LAW

Our Responsibilities

Personnel are expected to act honestly, with integrity and to comply with the law at all times. Dishonest, unethical or illegal behavior will have a negative impact on NexGen and its reputation. Compliance with both the letter and spirit of all laws, rules and regulations applicable to NexGen’s business is critical to its reputation and continued success. All Personnel must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety. Personnel who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including dismissal.

HEALTH, SAFETY AND ENVIRONMENT

Our Responsibilities

NexGen demonstrates its accountability in the areas of health, safety and the environment (“HSE”) by managing risk and complying with HSE laws and regulations. All Personnel are expected to make health and safety a top priority. NexGen believes environmental responsibility, a safe and healthy workplace, and reliable operations are integral to generating benefits for our investors, stakeholders, Personnel and the communities where we operate. NexGen has procedures in place that instigate a rigorous program to minimize and mitigate the impact to the environment.

PERSONNEL RELATIONS

Our Responsibilities

All Personnel of NexGen shall be treated with respect and dignity. NexGen is an equal opportunity employer and shall not permit its Personnel to discriminate against Personnel or potential directors, officers or employees on the basis of race, ancestry, national/ethnic/place of origin, color, religion/religious beliefs, age, sex/gender, sexual orientation, marital status, family status, disability, class of persons, source of income, or pardoned conviction, or any other characteristic protected by United States law, Canadian or provincial laws and regulations, as applicable.

NexGen will make reasonable accommodations for its Personnel in compliance with applicable laws and regulations. NexGen is committed to actions and policies to ensure fair employment, including equal treatment in hiring, promoting, training, compensation, termination and corrective action and will not tolerate discrimination.

PUBLIC RELATIONS

Our Responsibilities

Unless Personnel are specifically authorized to represent NexGen to the media, they may not respond to media inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about NexGen. Any media contact on any topic should be immediately referred to the designated spokespersons identified in the Corporation’s Disclosure Policy. Personnel must be careful not to disclose confidential, personal or business information through public or casual discussions with the media or others.

OUTSIDE BUSINESS ACTIVITIES

Our Responsibilities

Personnel may not take for themselves personally opportunities that are discovered through the use of NexGen assets, information or position. Personnel may not participate in outside business or financial activities that compete directly with NexGen. Personnel may not use NexGen assets or information or their position with NexGen at any time, for personal gain. Personnel owe a duty to NexGen to advance its legitimate business interests when the opportunity to do so arises.

It is expected that Personnel will not participate in an outside business that distract the performance of their role and function at NexGen as governed by their employment agreement, or businesses that supply services or has business dealings with NexGen where there is a possibility of preferential treatment being received by virtue of the Personnel’s position.

FAIR DEALING

Our Responsibilities

Each Personnel should deal fairly with NexGen’s customers, suppliers, competitors and Personnel, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

PRIVACY AND CONFIDENTIALITY

Our Responsibilities

The protection of information and confidentiality is extremely important to NexGen, regardless of whether it is personal or corporate. Personnel are expected, and should expect, that personally identifiable information be treated with respect and protected from collection or disclosure without consent and the Corporation complies with applicable legislation governing the protection of personal information. Moreover, we are required to preserve and protect the confidentiality of corporate initiatives and intellectual property as well as business and operational plans. Personnel should exercise care when discussing what may be considered confidential or private information with other Personnel or outside parties.

INTEGRITY OF FINANCIAL INFORMATION

Our Responsibilities

Stakeholders must be provided with accurate, up-to-date financial information in order to make informed decisions. Many NexGen Personnel contribute directly to various reporting processes that impact the integrity and accuracy of financial information, statements and management reports. All Personnel have a responsibility to ensure that financial records accurately reflect financial transactions. Adequate controls must be maintained to ensure the accuracy of financial reporting. The books and records of the Corporation must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with applicable generally accepted accounting principles and maintain recorded accountability for assets and liabilities. All Personnel responsible for maintaining the Corporation’s financial records must maintain the accuracy of asset and liability records by comparing the records to the existing assets and liabilities at reasonable intervals, and appropriate action must be taken with respect to any differences. All business transactions in which Personnel have participated must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail. Any intentional misrepresentations, regardless of size, are a clear contravention of this Code and bring into question the integrity of the Personnel as well as the Corporation itself. These situations are taken extremely seriously by the Corporation and will be promptly dealt with.

DISCLOSURE MATTERS

Our Responsibilities

The Corporation is required to provide full, fair, accurate, timely and understandable disclosure in the reports and documents that it files with, or submits to, the United States Securities and Exchange Commission, the Australian Securities and Investments Commission, the British Columbia Securities Commission and other Canadian securities regulatory authorities, the Toronto Stock Exchange, the New York Stock Exchange, and the Australian Securities Exchange as well in other public communications made by the Corporation. Many Personnel contribute directly to the preparation of the Corporation’s public disclosures or provide information as part of the process. All such Personnel must ensure that the disclosures are prepared, and information is provided honestly, accurately, and in compliance with the Corporation’s various disclosure controls and procedures.

No information may be concealed from the Corporation’s external auditors, the Board of Directors of the Corporation, or the audit committee of the Board of Directors. It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing the Corporation’s financial statements.

INSIDER TRADING / MISUSE OF FINANCIAL INFORMATION

Our Responsibilities

All non-public information about NexGen or its partners should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. This includes but is not limited to shares or securities which the Corporation is evaluating, or is studying, as a possible acquisition or joint venture partner or with whom a major contract may be concluded. Use or disclosure of such information can result in civil or criminal penalties, for both the individuals involved and the Corporation. If you have any questions, please consult the Insider Trading Policy Administrator identified in the Corporation’s Insider Trading and Reporting Policy.

PROTECTION AND USE OF NEXGEN ASSETS

Our Responsibilities

All Personnel should protect and promote the responsible use of NexGen’s assets and resources and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

NexGen assets, such as proprietary information, funds, materials, supplies, products, computers, software, facilities and other assets owned or leased by NexGen or that are otherwise in NexGen’s possession may only be used for legitimate business purposes. NexGen assets must only be used for legitimate business purposes and may never be used for illegal purposes.

Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are geological data and results, development and business plans, and Personnel information. The obligation to use proprietary information for legitimate business purposes only continues even after Personnel leave NexGen. Confidential information, including all non-public information that might be of use to competitors or harmful to NexGen if disclosed, must not be disclosed except when disclosure is authorized or legally mandated.

WORKPLACE ENVIRONMENT AND RELATIONSHIPS

Our Responsibilities

Personnel are expected to conduct themselves in a professional and courteous manner with their peers and coworkers as part of the fulfillment of their work responsibilities and day-to- day relationships. Any report of violation of this standard will be investigated and may result in disciplinary action, up to and including dismissal. Conversely, filing of frivolous or false reports will also be investigated and could result in disciplinary action.

WORKPLACE VIOLENCE

Our Responsibilities

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow Personnel or others in the workplace will not be tolerated. No weapons of any kind will be tolerated in the workplace unless such are required for property security purposes and then only after written authorization from an officer of the Corporation.

WORKPLACE HARASSMENT

Our Responsibilities

NexGen is committed to maintaining a working environment free from unlawful harassment. All Personnel must treat each other in a manner free from verbal or physical harassment. The Corporation is committed to providing a work environment in which all individuals are treated with respect and dignity. Harassment is against the law, and it will not be tolerated from any person in the workplace.

NexGen is committed to maintaining a work environment where Personnel feel free to report any irregularities they witness or become aware of regarding any legal or regulatory matter, accounting, internal controls, auditing, or violations of this Code, without the fear of retribution, retaliation, or inaction. If Personnel observe or become aware of an actual or potential violation of this Code or of any law, rule or regulation, whether committed by Personnel or by others associated with NexGen, it is the individual’s responsibility to report the circumstances and to cooperate with any investigation by the Corporation. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that an individual acting in good faith has the means to report actual or potential violations. If Personnel are unsure about the best course of action to take with respect to a particular situation, the individual is encouraged to seek guidance, using the procedures set forth in the Corporation’s Whistleblower Policy. Individuals who become aware of, or have any questions with respect to, any violation or potential violation of any law, rule or regulation or of this Code, or have any concerns with respect to accounting, internal controls or auditing matters, are required to promptly report it in accordance with the Corporation’s Whistleblower Policy. Any reports submitted hereunder and thereunder will be promptly and thoroughly investigated and addressed in accordance with the Whistleblower Policy.

There will be no reprisals against Personnel for good faith reporting of compliance concerns or violations. Open communication of issues and concerns without fear of retribution or retaliation is vital to the successful implementation of this Code.

WAIVERS AND AMENDMENTS

Our Responsibilities

Any waivers of this Code for directors or officers may be made only by the Board of Directors. Waivers in respect of employees, consultants, contractors or agents may be given by the Chief Executive Officer who shall report any waivers given to the Board of Directors at its next meeting.

Amendments to or waivers of the provisions in this Code will be promptly publicly disclosed in accordance with applicable laws and regulations and stock exchange rules.

This Policy was last approved by the Board of Directors on December 31, 2021.